UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K/A

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

This Amendment to our report on Form 6-K, which was originally furnished to the U.S. Securities and Exchange Commission on May 17, 2021 (the “Original Form 6-K”), is being furnished solely for the purpose of replacing Exhibit 99.1 of the Original Form 6-K, which contained a free translation of our individual and consolidated financial statements as of and for the three-month period ended March 31, 2021 as filed with the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (“CVM”) on May 12, 2021 (our “Brazilian financial statements”). Our Brazilian financial statements were restated and refiled with the CVM on July 7, 2021 (our “restated Brazilian financial statements”) in order to correct the allocation between the results of our continued operations and discontinued operations. The restatement of our Brazilian financial statements was due to the need to correct the depreciation expenses/costs of non-current assets that belong to the group of assets classified as assets held for sale that were not ceased during this period, to meet the accounting standard. A free translation of our restated Brazilian financial statements has been attached to this Amendment and supersedes the free translation of our Brazilian financial statements attached to Exhibit 99.1 of the Original Form 6-K.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Financial Statements for the Quarters Ended March 31, 2021 (English translation).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2021

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer